ezdia

Growing Online Made Easy

eZdia Surpasses 100 Customers

Founded 2008

40+ Employees*

Offices in U.S. and India

HQ in Fremont, California

amazon

Walmart

McKESSON

Alibaba.com

newegg

LOWE'S

Zappos.com

GNC LIVE WELL.

Quill.com

* 11 full-time employees in U.S. and remaining are contractors.

Vision

eZdia is revolutionizing the way brands and retailers use eCommerce content to convert shoppers into buyers.

eZdia will be the **easiest** and **most effective** platform that will enable businesses to use content as an **online growth strategy**.

The Problem

Optimizing eCommerce content pages is underutilized as a growth strategy because it is difficult and time consuming for marketers to implement and measure success.

Forbes

experienced expansion, in the midst of retail shrinking. By the end of 2020, global e-commerce sales are expected to reach $4.2 trillion, explained in a report by the e-commerce behemoth Shopify. But, creating a website and selling your products isn't that easy. The cash won't just flow in once you hit publish on that new Shopify site. The competition is getting steeper and online shopping behaviors are changing faster than ever before.

The Solution

An **eCommerce content conversion platform** which identifies, prioritizes, and optimizes product pages while continuously improving content
and monitoring performance.

eCommerce companies will be able to convert more shoppers by focusing on low performing product pages.



eZdia
eZ Analytics
Prioritize
Learning Engine
eZ Content
Optimize
eZ Monitor
Monitor

How it works

Automatically manages eCommerce content for optimum traffic and conversion

Optimize
Create content for eCommerce pages by crowdsourcing and workflow management

Prioritize
Prioritizes scored Content pages based on marketing budget

Recommend
Recommended pages to optimize based on conversion goals


Conversion Content
1
2
3
4
5
6
7
8

Score
Provide score to Content pages based on content health, pricing, reviews, and analytics

Expand
Include other sales channels and/or eCommerce content for maximum ROI

Budget
Estimate budget for continued content optimization

Report
Trigger alerts and reports based on growth or decline

Monitor
Track performance against other content acquisition channels and competitor content

eZdia

The Team

100+ years of combined eCommerce experience



Deepak Goyal

Co Founder and CEO



Rahul Shah

Co Founder and CTO



Ken Burke

Board member and VP of Sales



Greg Harris

VP of Content Strategy

High Level Digital Business Architecture



Content Source
Manufacturer
Customer Site
Spreadsheets
Catalog
Marketplaces
eCommerce Platforms
eZdia
eZanalytics
Prioritize
eZ Content
Optimize
eZ Monitor
Monitor
Learning Engine
Analysis
Scoring Engine
Recommendation Engine
Budgeting Engine
Content Optimization
Workflow Engine
Media Optimization Engine
On-Demand Workforce Engine
Real-time Tracking
Performance Engine
Competition Engine
Reporting Engine
Data/ Analytics Integration
Publishing Integration
bazaarvoice:
Google Analytics
OMNITURE
Bulk Data Transfers (Daily, weekly, monthly, qtrly)
Prisync
SALSIFY
PIMCORE
amazon
Walmart
Real-Time/ Near-Real-Time PIM Integration

$1 Billion+ TAM



Global 2019
eCommerce Software Market $6.2B
TAM $1B+
Content Marketing Market $4B
Search Advertising $136B

Source - $6.2B Grand View Research;
$4B Maximize Market Research;
$136B Statista

Competitive Landscape


eCommerce
Focused
OneSpace
content26
eZdia
syndigo
Stackline
Content
ANALYTICS
Operation Focused
Growth Focused
SALSIFY
GfK
Contently
Industry
Agnostic

Business Model

eZdia	eCommerce Site	MarketPlace	eCommerce + MarketPlace	
	DIY	DIY	Full Service	
	$499/mo	$999/mo	$3K to $15K /month	
eZ Analytics	Conversion Analytics	Marketplace Analytics	Conversion Optimizer	Performance Optimizer
eZ Content	On-Site Content	Marketplace Content	Auto Correction and Workflow	
eZ Monitor	Google Rank, Sales Tracking	MarketPlace Rank, Sales tracking	Multi Channel Matrix	
Channels	eCommerce Site	+ Marketplace	+ Multiple Marketplaces	Channel Optimizer
Content Optimization	$300 Credit	$600 Credit	Budget Optimizer	

Use of Funds

Raising $5M*

*$1.07M of the $5M target is being raised through Wefunder

Product ($2M)	Sales and Marketing ($3M)	Key Executive Hires
Developers	MARKETING Budget	COO
Data Science Team	PRODUCT MARKETING	VP Data Science
Partners Integration Team	Enterprise Sales	

Roadmap to Achieve Vision



Build and Strengthen Platform Components
eZ Monitor
Recommend
eZ analytics
eZ Content
April 2021
Automate
eZ Monitor
Recommend
eZ analytics
eZ Content
Sep 2021
Make Smarter
Learning Engine
AI
eZ Monitor
Recommend
eZ analytics
eZ Content
6 MONTHS
9 MONTHS
12 MONTHS

Be a part of our exciting journey !

Thank you!

Question?